SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: October 31, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Tender Offer

On October 29, 2013, Navios Maritime Acquisition Corporation (“Navios Acquisition”) issued a press release announcing that Navios Acquisition and its wholly-owned subsidiary, Navios Acquisition Finance (US) Inc. (together with Navios Acquisition, the “Co-Issuers”) commenced a cash tender offer (the “Tender Offer”) for any and all of their outstanding 8 5/8% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”) and a consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default, release the liens for the benefit of the holders on the assets that secure the 2017 Notes and make other changes to provisions contained in the indenture governing the 2017 Notes (together with the Tender Offer, the “Offer”). The Offer is scheduled to expire at 12:00 midnight, New York City time, on November 26, 2013, unless extended or earlier terminated by the Co-Issuers. The Co-Issuers’ obligation to accept for purchase, and to pay for, 2017 Notes and consents validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon the satisfaction or waiver of certain conditions. A copy of the press release announcing the Offer is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Offering of Notes

On October 29, 2013 Navios Acquisition issued a press release announcing that the Co-Issuers intend to offer, through a private placement, first priority ship mortgage notes due 2021. On October 30, 2013, Navios Acquisition issued a press release announcing the pricing by the Co-Issuers of $610 million of 8 1/8% first priority ship mortgage notes due 2021 (the “Notes”). The sale of the Notes is expected to be consummated on November 13, 2013, subject to customary closing conditions. The net proceeds of the offering will be used (i) to fund the Offer and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased pursuant to the Offer, (iii) to fund the repayment of outstanding borrowings under a term loan secured by two of the mortgaged vessels, which are expected to be repaid immediately prior to the closing of the offering using cash on hand, and (iv) if any remain, for general corporate purposes. Copies of the press releases announcing the offer and pricing of the Notes are furnished as Exhibits 99.2 and 99.3, respectively, to this Report and are incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File No. 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: October 31, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 29, 2013
99.2	Press Release dated October 29, 2013
99.3	Press Release dated October 30, 2013